Item 77C - Votes

A Special Meeting of Shareholders of the ALPS | Red Rocks Listed Private Equity Fund (the “Fund”) was held on July 7, 2015 to approve a new Investment Sub‐Advisory Agreement among Financial Investors Trust (the “Trust”) on behalf of the Fund, ALPS Advisors, Inc. and Red Rocks Capital LLC (the “Proposal”). The Proposal was voted on and approved by the Shareholders of the Fund.

The July 7, 2015 voting results were as follows:

Matter	Voter Type	Shares
Approval of a new Investment Sub‐Advisory Agreement among Financial Investors Trust, on behalf of the Fund, ALPS Advisors, Inc. and Red Rocks Capital LLC	For	38,270,517.339
	Against	42,355.424
	Abstain	85,136.684